Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of December 2003

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	This Form 6-K consists of the following:

                TELUS News Release


December 18, 2003

TELUS Reaffirms 2003 Guidance and Sets 2004 Financial and Operating Targets

VANCOUVER,B.C. - TELUS Corporation (TSX: T and T.A / NYSE: TU) today reaffirmed guidance for 2003, which was last updated on October 31, and announced 2004 financial and operating targets that reflect continued execution of the Company's strategy focusing on wireless, data and IP growth.

Robert McFarlane, executive vice president and CFO said, "TELUS remains on track to achieve previous guidance for its 2003 financial and operating targets, which reflect significantly improved profitability and cash flow, and material debt deleveraging. In fact, it appears TELUS will report 2003 results that represent some of the best growth rates in the global telecom industry."

"The 2004 financial targets announced today reflect a continuation in the trend for material improvements in profitability, cash flow growth and lower debt levels," said Robert McFarlane. "We are targeting to achieve a 28% increase in earnings per share based on consolidated revenue growth of five per cent and EBITDA growth of seven per cent driven by strong wireless growth. Combining this with slightly lower capital expenditures is expected to allow TELUS to generate between $950 million to $1.05 billion of free cash flow and continue to materially reduce debt levels consistent with new long-term leverage policy objectives."

The 2004 outlook for free cash flow represents a 56% increase over similarly defined free cash flow for 2003. This is expected to provide $750 to $850 million available for the reduction of debt and significant reduction in the accounts receivable securitization program. TELUS has set new debt leverage targets, including further reducing its net debt to EBITDA ratio to 2.5 times or less by December 2004 and in the longer term, reducing net debt to EBITDA ratio to 2.2 times or less and net debt to capital to 45 to 50% (previously 50%).

The 2004 financial targets and 2003 guidance are as follows:

------------------------------------------------------------------------------------------------------------
                                         2004 Targets                    2003 Guidance(1)             Change
------------------------------------------------------------------------------------------------------------
Consolidated
  Revenues                               $7.45 to $7.55 billion          $7.1 to $7.2 billion          5%
  EBITDA(2)(excluding restructuring)            -                        $2.8 to $2.85 billion          -
  EBITDA (3)                             $2.95 to $3.05 billion          $2.775 to $2.825 billion      7%
  Earnings per share                     $1.05 to $1.25                  $0.85 to $0.95                28%
  Capital expenditures                   approx.$1.225 billion           approx. $1.25 billion         (2)%
  Free cash flow (2003 method) (4)       $1.0 to $1.1 billion            $915 to $965 million          12%
  Free cash flow (2004 method) (5)       $950 million to $1.05 billion   $615 to $665 million          56%
  Net debt to EBITDA                     2.5 times or less               2.7 times or less              -

Communications segment
  Revenue(external)                     $4.8 to $4.85 billion            $4.8 to $4.85 billion          -
    Non-ILEC revenue                    approx. $610 million             approx. $555 million          10%
  EBITDA (2)(excluding restructuring)            -                       $2.025 to  $2.05 billion       -
  EBITDA (3)                            $1.975 to $2.025 billion         $2.0 to $2.025 billion        (1)%
    Non-ILEC EBITDA                     approx. $5 million               approx. $(30) million         $35M
  Capital expenditures                  approx. $875 million             approx. $875 million           -
  High-speed Internet subscriber
    net adds                             approx. 125,000                 approx. 150,000               (17)%
Mobility segment
  Revenue(external)                     $2.65 to $2.7 billion            $2.3 to $2.35 billion         15%
  EBITDA (2)                            $975 million to $1.025 billion   $775 to $800 million          27%
  Capital expenditures                  approx. $350 million             approx. $375 million          (7)%
  Wireless subscriber net additions     375,000 to 425,000               approx. 400,000                -
----------------------------------------------------------------------------------------------------------

    (1) 2003 guidance unchanged from updated guidance of October 31, 2003 other than Consolidated, Communications and Mobility Capital expenditures, and Non-ILEC revenue.
    (2) Earnings Before Interest, Taxes, Depreciation and Amortization is defined as Operating revenues less Operations expense. Guidance for 2003 excludes estimated Restructuring and workforce reduction costs of $25 million.
    (3) EBITDA guidance for 2003 and 2004 includes estimated Restructuring and workforce reduction costs of $25 million and $30 million, respectively.
    (4) Defined as EBITDA less Capital expenditures, cash interest, cash taxes and cash dividends. Guidance for 2003 excludes Restructuring and workforce reduction costs. Guidance for 2004 reflects adoption of CICA Handbook section 3870 for Stock-based compensation and other stock-based payments.
    (5) Defined as EBITDA less Capital expenditures, cash interest, cash taxes, cash dividends, cash restructuring and cash stock compensation. Guidance for 2003 adjusted here to align with revised definition of cash flow which includes Stock-based compensation expenses and Restructuring and workforce reduction costs.

For TELUS Communications, the wireline reporting segment, EBITDA is expected to be flat year-over-year due to operating efficiencies being offset by the impact of items such as price cap regulation and expensing of stock compensation in accordance with the recommendations in section 3870 of the CICA Handbook, Stock-based compensation and other stock-based payments, effective January 1, 2004 on a prospective basis.

For TELUS Mobility, the wireless reporting segment, EBITDA growth is expected to increase approximately 27% driven by a 15% increase in revenues and continued expansion of economies of scale.

Key Assumptions & Sensitivities

For projection purposes, the following assumptions have been made: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada; continued softness in wireline demand; no material change in pension expense; 3.5 to 4.0% wireless market penetration gain; and approximately 15% industry growth in high speed Internet subscribers in TELUS incumbent territories in B.C., Alberta and Quebec. Commencing in 2004, TELUS is adopting recently confirmed recommendations in CICA Handbook section 3870 for Stock-based compensation and other stock-based payments, estimated to be a $45 million expense. No impact has been assumed for the possibility of a work stoppage resulting from ongoing collective bargaining negotiations in Alberta and B.C.

We also encourage investors to read the forward looking statements below for the various economic, competitive, regulatory and company factors that could cause actual future financial and operating results to differ from those currently expected.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is the largest telecommunications company in Western Canada and the second largest in the country, with over $7 billion of annual revenue, 4.9 million network access lines and 3.3 million wireless subscribers. The company provides subscribers with a full range of telecommunications products and services including data, voice and TELUS Mobility wireless services across Canada, utilizing next generation internet-protocol-based network technologies. TELUS was a premier founding supporter of the successful bid to bring the 2010 Winter Olympic and Paralympic Games to Canada. For more information about TELUS, please visit www.telus.com.

For more information, please contact:

  Investor relations:
       John Wheeler, (780) 493-7310 or Robert Mitchell, (416) 279-3219
  Media relations:
       Nick Culo, (780) 493-7236

Forward-Looking Statements
==============================================================================
This news release contains statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada and future demand for services; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; re-emergence from receivership of restructured competitors; levels of capital expenditures; corporate restructurings; success of operational and capital efficiency programs including maintenance of customer service levels; amount and variability of stock-based compensation expense; success of integrating acquisitions; network upgrades, billing system conversions, and reliance on legacy systems; implementation of new customer relationship management software; development and introduction of new products and services; supplier/vendor reliability and viability; realization of tax savings; the impact of credit rating changes; availability and cost of capital including renewal of credit facilities; financial condition and credit risk of customers affecting collectibility of receivables; legal and regulatory compliance of employees and key stakeholders; adverse regulatory action; attraction and retention of key personnel; collective labour agreement negotiations and outcome of conciliation efforts; future costs of retirement and pension obligations and returns on invested pension assets; technological advances; the final outcome of pending or future litigation; the effect of environmental, health and safety concerns; man-made and natural disasters; and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S.

The forward-looking statements contained in this news release represent TELUS' expectations as of December 18, 2003 and accordingly, are subject to change after such date. TELUS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
==============================================================================


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2003
						TELUS Corporation


						"James W. Peters"
						_____________________________
						Name:  James W. Peters
						Title:  Corporate Secretary